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                                                                       EXHIBIT 2



Bennett Management Corporation
2 Stamford Plaza - Suite 1501
281 Tresser Boulevard
Stamford, CT  06901
Telephone:  (203) 353-3101
Fax:  (203) 353-3113

To:  Board of Directors
     Kaiser Group Holdings, Inc.

c/o  Mr. Douglas W. McMinn,
     Chief Executive Officer
     Kaiser Group Holdings, Inc.
     9300 Lee Highway
     Fairfax, VA  22031
     Fax:  (703) 934-3199


April 28, 2006


Gentlemen:

I write on behalf of Bennett Management Corporation to register our strong objections, and communicate our concern, regarding the recent announcement by Kaiser Group Holdings, Inc. ("Kaiser") that it may seek "potential acquisition opportunities". This cryptic statement quite astonishingly seems to contemplate converting Kaiser into some kind of publicly-held buy-out or venture capital fund. This novel strategy is a likely destroyer of shareholder value and should not be pursued.

As you know, Bennett and its affiliates manage funds that together own 200,000 shares (approximately 11.2%) of Kaiser's common stock. We have been a significant shareholder of Kaiser since its exit from Chapter 11 in late 2000. Kaiser has been in liquidation since that time. Our investment thesis, which we believe is shared by many of Kaiser's shareholders, is that the only rational course of action for Kaiser, having reached the final stages of that liquidation, is for Kaiser to distribute its value to its shareholders.

Until your recent announcement, in a Form 8-K filed with the SEC on April 25, 2006, no one reviewing Kaiser's public pronouncements reasonably could believe that Kaiser would do anything other than liquidate. Kaiser no longer has any businesses or core competencies that reasonably could form a basis for building significant value. Certainly, its management team does not appear to have the background, depth or aptitude to support an attempt to convert Kaiser into a buy-out fund. As the financial press repeatedly has pointed out, the marketplace is full of buy-out funds of all difference types and sizes, which are actively and aggressively touring the business world for acquisition opportunities. Many of those funds are assisted in this activity by extraordinarily talented and experienced professionals. Without meaning any

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disrespect whatsoever to Kaiser's current management team, it begs credulity to think they could compete in this marketplace.

More importantly, perhaps, even if you believe this management team truly is in fact capable of turning Kaiser into a mini-KKR, fact of the matter is, that's not what the current shareholders bought into, and it's not what many of us want. We believe it is inconsistent with your fiduciary obligations to condone such an abrupt and fundamental change in corporate direction without at the very least arranging a fair-value exit for the shareholders who do not wish to hold the fundamentally different security you apparently propose to create.

We hope you will reconsider the foolhardy course of action announced in your recent Form 8-K. If you are unable to do so, we will have no alternative but to consider the various options available to us.


Sincerely,


/s/ John V. Koerber
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John V. Koerber
Managing Director,
Bennett Management Corporation